April 19, 2021

VIA EDGAR CORRESPONDENCE

John M. Ganley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	ProFunds (the “Trust”) (File Nos. 811-08239 and 333-28339)

Dear Mr. Ganley:

On February 3, 2021, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 117 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 119 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”).  The Amendment was filed for the purpose of adding three new series to the Trust – Access Flex Bear High Yield ProFund, Access Flex High Yield ProFund, and ProFund Access VP High Yield (each a “Fund” and collectively, the “Funds”).

We received comments from you relating to the Amendment.  For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Prospectus

Investment Objective – Access Flex Bear High Yield

1.

Comment:The Fund’s investment objective provides that it “seeks to provide investment results that correspond generally to the inverse of the total return of the high yield market consistent with maintaining reasonable liquidity.” While we understand this Fund is actively managed and does not rely on daily rebalancing, is there a time period over which the Fund seeks to correspond to the total return of the high yield market (for example, “over a market cycle”).

Response:

As with many mutual funds, the Fund has a “perpetual” investment objective and does not seek performance that corresponds to the total return of the high yield market for any particular time period and therefore does not specify a time period in its investment objective. The Trust notes, for example, that many mutual funds simply state that they seek to achieve “capital appreciation” or other goals without specifying a particular time period. Form N-1A does not require that the Fund specify a time period over which it seeks to achieve its investment goal.

Fees and Expenses of the Fund – All Funds

2.

Comment:The footnote to the fee table indicates that the Advisor may recoup waived or reimbursed expenses “within three years of the end of that contractual period [November 30, 2022].”  Consider whether this disclosure should indicate that the Advisor may recoup waived or reimbursed expenses within three years of the date of the waiver or reimbursement. For example, as the disclosure currently reads it appears that if an expense was incurred on March 22, 2021, the Advisor may recoup until November 30, 2025 which is longer than three years. Please clarify what the “contractual period” is referring to.

Response:The contractual period is a 12-month period tied to the annual registration statement update – November 30th of each year. So, in your example, a March 22, 2021 over-accrual that is capped on that day would go into an annual “bucket” and at the end of the period on November 30, 2021 the Fund would determine what amounts are able to be recouped for that 12-month period. An over-accrual could be recouped by a Fund through November 30, 2024 not through November 30, 2025. The expense limitation agreement provides that a Fund would not be able to recoup expenses later than three years after the end of the applicable period (in this example, November 30, 2021).

Portfolio Turnover – Access Flex Bear High Yield ProFund

3.	Comment:Please confirm that the portfolio turnover rate for the Access Flex Bear High Yield ProFund is 0%.

Response:The Trust confirms that the Fund’s portfolio turnover rate is 0%.  As noted in the prospectus, the “portfolio turnover rate is calculated without regard to cash instruments or derivatives transactions. If such transactions were included, the Fund’s portfolio turnover rate would be significantly higher.”

Principal Investment Strategies – Access Flex Bear High Yield ProFund

4.

Comment:In this section, the disclosure states that “The Fund is actively managed and seeks to achieve positive returns that are not directly correlated to any particular fixed income index.” This appears to be another statement of the Fund’s investment objective and it is inconsistent with the wording of the investment objective which notes that the Fund seeks inverse exposure. If the Trust feels that it must repeat the investment objective in this section, please consider re-phrasing it or, alternatively, remove the “positive returns” reference.

Response:The Trust has revised the disclosure as follows:

The Fund is actively managed and seeks to achieve ~~positive~~ returns that are not directly correlated to any particular fixed income index.

5.	Comment:The Rule 35d-1 / 80% test should appear in the front of the prospectus in the summary section as opposed to the Item 9 disclosure.

Response:The Trust prefers to keep the Rule 35d-1 disclosure as it is.  The Trust will, however, continue to evaluate the specificity of the disclosure of the Rule 35d-1 names policy for each Fund as part of a future annual update.

Principal Risks – All Funds

6.	Comment:In regard to the Access Flex Bear High Yield ProFund, please explain why buying credit default swaps on a high yield index is the economic equivalent of shorting an index of high yield bonds.

In regard to the Access Flex High Yield ProFund, please explain why selling credit default swaps on a high yield index is the economic equivalent of buying high yield bonds.

Response:In regard to the Funds, credit default swaps alone do not provide (synthetic) exposure or the “economic equivalent” to buying or shorting high yield bonds. Rather, the Funds combine the exposure achieved through credit default swaps with Treasury exposure to create the targeted synthetic bond exposure, whether long or short. Credit default swaps isolate exposure to credit risk from exposure to interest rate risk.  By holding CDS/CDX and Treasury futures, the Funds combine credit risk and interest rate risk exposure in order to provide synthetic (high yield) bond exposure.

The description of Credit Default swaps for each Fund has been revised to delete the “[a]s a substitute for….” portion of the disclosure.

7.

Comment:In regard to the “High Yield Risk,” for the Access Flex Bear High Yield ProFund, the risk reads as if the Fund is going long in high yield bonds and not selling them short. Consider whether the High Yield Risk should be revised or tailored to what the Fund is doing; perhaps calling it “Inverse High Yield Risk” or something similar.

Response:The Trust will add the following disclosure at the end of the High Yield Risk section to address your comment:

While the realization of certain of the risks described herein may benefit the Fund because the Fund seeks investment results, before fees and expenses, that correspond generally to the inverse of the high yield market, such occurrences may introduce volatility to the Fund.

8.

Comment:Please explain why the Trust does not include a table following “Compounding Risk” to demonstrate how the risk that as the volatility increases, the returns of the Fund may deviate from what may be expected.

Response: The chart is not included because the Fund does not rebalance its portfolio on a daily basis. The Trust includes this type of chart in the disclosure for daily rebalance funds to help illustrate the impact of compounded returns (and in particular the impact of volatility and holding period) on fund performance for periods other than a single day. Since the Fund does not have a daily investment objective, and therefore does not rebalance its portfolio on a daily basis, including such a chart would not provide meaningful additional information to investors.  Therefore, as is the Trust’s practice for other funds that do not have daily investment objectives, a chart is not included and is not required by Form N-1A.

Further, the Adviser has considered that “Compounding Risk”, currently included only for the Access Flex Bear High Yield ProFund, is not a material risk and has moved this risk disclosure to the Statement of Additional Information.

9.	Comment:Please explain why Leverage Risk is included for the Access Flex Bear High Yield ProFund as the Fund would be a buyer of credit default swaps.

Response:The Trust has removed Leverage Risk. The Trust has revised “Active Management Risk” as provided below:

Active Management Risk — The Fund is actively managed and its performance reflects the investment decisions that ProFund Advisors makes for the Fund. ProFund Advisors’ judgements about the Fund’s investments may prove to be incorrect. If the investments selected and strategies employed by the Fund fail to produce the intended results, the Fund could underperform or have negative returns as compared to other funds with a similar investment objective and/or strategies.

Important Information About the Fund – Access Flex High Yield ProFund

10.Comment:Please remove "Bear" from the Fund’s name in this section.

Response:The Trust has corrected the disclosure.

Principal Investment Strategies – Access Flex High Yield ProFund

11.	Comment:Consider the words “positive return” in the first sentence of this section and whether they should be removed similar to Comment #4 for the Access Flex Bear High Yield ProFund.

Response:The Trust will remove the word “positive” from the disclosure.

12.

Comment:In regard to the disclosure on “Credit Default Swaps,” consider if it should be more tailored to this Fund in that the wording in multiple places states that the Fund “intends to invest in centrally cleared…” – should this be “intends to sell” as the disclosure suggest long exposure.

Response:The Trust is of the view that “invest” is neutral. For example, a fund could invest in a put even though this action results in a sale. The Trust prefers to keep the language as it is.

General – All Funds

13.	Comment: Consider moving the Rule 35d-1 / 80% test from the statutory prospectus to the summary prospectus and tailoring it to the Funds.

Response:See response to Comment #5 above.

14.	Comment:Please ensure that any opinion relating to the tax-free nature of the reorganization is filed as an Exhibit to the Trust’s registration statement.

Response:	The Trust will file the tax opinion it receives for the reorganization with a future amendment to the Trust’s registration statement.

15.	Comment:On the signature page for the B-Filing, please correct the name of the Treasurer of the Trust.

Response:The Trust will correct this in the B-Filing. This was a clerical error and the correct signature page was collected by the Trust in connection with filing the post-effective amendment on February 3, 2021.

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We hope that these responses adequately address your comments.  If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400.  Thank you for your time and attention to this filing.

Very truly yours,

/s/Cynthia D. Baughman

ProFund Advisors LLC

Director, Counsel

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